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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GOLAR LNG LIMITED

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

G9456A100 (CUSIP Number)

DECEMBER 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. G9456A100		Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Allianz SE FEIN 98-0122343
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

4,119,390
6 SHARED VOTING POWER

-0-
7 SOLE DISPOSITIVE POWER

4,119,390
8 SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,119,390
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. G9456A100	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Allianz Deutschland AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

4,100,070
6 SHARED VOTING POWER

-0-
7 SOLE DISPOSITIVE POWER

4,100,070
8 SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,100,070
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. G9456A100	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Allianz Lebensversicherungs-AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

3,580,070
6 SHARED VOTING POWER

-0-
7 SOLE DISPOSITIVE POWER

3,580,070
8 SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,580,070
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

ITEM 1	(a).	Name of Issuer:

GOLAR LNG LIMITED

	(b).	Address of Issuer’s Principal Executive Offices:

Müllerstrasse 178, 13353 Berlin, Federal Republic of Germany

ITEM 2.	(a).	Name of Person Filing:

Allianz SE Allianz Deutschland AG Allianz Lebensversicherungs-AG

	(b).	Address of Principal Business Office or, if None, Residence:

Allianz SE, Königinstrasse 28, 80802 Munich, Federal Republic of Germany

Allianz Deutschland AG, Königinstrasse 28, 80802 Munich, Federal Republic of Germany

Allianz Lebensversicherungs-AG, Reinsburgstrasse 19, 70178 Stuttgart, Federal Republic of Germany

	(c).	Citizenship:

See Item 4 on page 2. See Item 4 on page 3. See Item 4 on page 4.

	(d).	Title of Class of Securities:

The title of the securities is ordinary shares, which may also include securities held in the form of American Depositary Receipts (the “Ordinary Shares”).

	(e).	CUSIP Number:

G9456A100

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a).	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b).	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c).	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d).	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e).	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

	(f).	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g).	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h).	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i).	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j).	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

See Item 9 on page 2. See Item 9 on page 3. See Item 9 on page 4.

(b) Percent of class:

See Item 11 on page 2. See Item 11 on page 3. See Item 11 on page 4.

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote:

See Item 5 on page 2. See Item 5 on page 3. See Item 5 on page 4.

(ii) Shared power to vote or direct the vote:

See Item 6 on page 2. See Item 6 on page 3. See Item 6 on page 4.

(iii) Sole power to dispose or direct the disposition of:

See Item 7 on page 2. See Item 7 on page 3. See Item 7 on page 4.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 on page 2. See Item 8 on page 3. See Item 8 on page 4.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Certain of the Ordinary Shares are held in a fiduciary capacity for third parties. Allianz SE, Allianz Deutschland AG and Allianz Lebensversicherungs-AG disclaim beneficial ownership of such Ordinary Shares.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Allianz SE and the following subsidiaries of Allianz SE hold Ordinary Shares of Golar LNG Limited: Allianz Deutschland AG, Allianz Lebensversicherungs-AG and other Allianz SE subsidiaries, each of which such other Allianz SE subsidiaries holds less than one percent (1%) of the Ordinary Shares of Golar LNG Limited.

ITEM 8.	Identification and Classification of the Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

FEBRUARY 14, 2007
Date

ALLIANZ SE

/s/ Harold Michael Langley-Poole
Signature

Harold Michael Langley-Poole
Prokurist
Name/Title

/s/ Dr. Adrian Glaesner
Signature

Dr. Adrian Glaesner
Prokurist
Name/Title

ALLIANZ DEUTSCHLAND AG

/s/ Dr. Stefan Kohler
Signature

Dr. Stefan Kohler
Prokurist
Name/Title

/s/ Katrin Winterhalder
Signature

Katrin Winterhalder
Prokuristin
Name/Title

ALLIANZ LEBENSVERSICHERUNGS-AG

/s/ Dr. Stefan Kohler
Signature

Dr. Stefan Kohler
Prokurist
Name/Title

/s/ Andreas Gruber
Signature

Andreas Gruber
Prokurist
Name/Title